This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-86892

PROSPECTUS

8,756,528 Shares

Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 8,756,528 shares of our common stock by the selling security holders listed beginning on page 16 of this prospectus, 1,315,790 shares of which are issued and outstanding and the balance of which are issuable upon conversion of convertible preferred stock and exercise of warrants to purchase common stock. The 1,315,790 shares of outstanding common stock were issued prior to our May 2000 initial public offering. 7,249,113 shares are issuable pursuant to convertible preferred stock issued and warrants granted in connection with a private placement completed in March 2002, while the remaining 191,625 shares are issuable upon exercise of other outstanding warrants. The shares offered by this prospectus shall be adjusted to cover any additional securities as may become issuable upon conversion of the convertible preferred stock and exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions.

      For a description of the plan of distribution of the shares, see page 22 of this prospectus.

      Our common stock is currently traded on the Nasdaq National Market under the symbol “VLGC.” On April 26, 2002, the last reported sales price for our common stock was $3.12 per share.

       Investment in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2002.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUMMARY

      The following summary highlights information contained elsewhere in this prospectus. You should read this summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to ViroLogic, Inc. Reference to “selling security holders” refers to those stockholders listed herein under Selling Security Holders, who may sell shares from time to time as described in this prospectus.

ViroLogic, Inc.

      We are a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as HIV/ AIDS, hepatitis B and hepatitis C.

      Our first product, PhenoSense HIV, is a test that directly and quantitatively measures resistance of a patient’s HIV to anti-viral drugs. Our second product, GeneSeq HIV examines and evaluates the genetic sequences of a patient’s HIV. Our third product, PhenoSense GT combines PhenoSense HIV and GeneSeq HIV into one test on an integrated report to provide the most comprehensive drug resistance information available to assist physicians in selecting optimal treatments for their patients. In addition, we perform resistance testing and research for industry, academia and government for clinical studies, drug screening/ characterization and basic research.

      We are also developing resistance testing products for serious viral diseases other than HIV. In addition, we are collecting resistance test results and related clinical data in an interactive database that we may use to assist our pharmaceutical customers in drug marketing and drug development and make available to physicians for use in therapy guidance. Our products and products in development, which, if completed, might be stand-alone product offerings or incorporated into our existing offerings, include: (i) PhenoSense HBV and GeneSeq HBV, for hepatitis B; (ii) PhenoSense HCV and GeneSeq HCV, for hepatitis C; (iii) an entry assay to measure HIV resistance to entry inhibitors; (iv) an entry assay to assist in the development of HIV vaccines; and (v) a test to measure viral fitness, which is a measure of a virus’ ability to reproduce and infect new cells. We believe our products have the potential to revolutionize the way physicians treat many serious diseases.

      In 2001, we sold 1,625 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) and warrants to purchase an aggregate of 3.19 million shares of our common stock, for an aggregate purchase price of $16.25 million in a private placement. The shares of Series A Preferred Stock were initially convertible into approximately 6,372,561 shares of common stock. 787 of such shares had been converted as of April 15, 2002. The issuance of the Series B Preferred Stock described below resulted in an adjustment to the conversion price of the Series A Preferred Stock so that the 838 shares of Series A Preferred Stock outstanding as of April 15, 2002 are as of such date convertible into approximately 3,675,439 shares of our common stock (not including the conversion of accrued but unpaid premiums). The issuance of the Series B Preferred Stock also resulted in an adjustment to the exercise price and number of shares subject to the warrants granted in connection with the Series A Preferred Stock issuance, which were as of April 15, 2002 exercisable for approximately 3,919,970 shares at $2.28 per share.

      On March 22, 2002, we entered into a securities purchase agreement with certain of the selling security holders, pursuant to which we agreed to issue and sell to such selling security holders, and the selling security holders agreed to purchase from us, an aggregate of 1,005 shares of our Series B redeemable convertible preferred stock (“Series B Preferred Stock”), and warrants to purchase an aggregate of 2.2 million shares of our common stock, for an aggregate purchase price of $10.05 million in a private placement. The closing occurred on March 25, 2002 and we received gross proceeds of $10.05 million. The rights, preferences and privileges of the Series B Preferred Stock are set forth in the certificate of designations, preferences and rights filed with the Delaware Secretary of State. The warrants are subject to the terms and conditions of the stock purchase warrant issued by us and evidencing the warrants. In connection with the financing, we also granted warrants to purchase an aggregate 637,261 shares of common stock to holders of Series A Preferred Stock as a payment in order to secure their consent and waiver concerning the financing and the resulting impact on the Series A Preferred Stock. The terms of these warrants are substantially similar to those granted to the purchasers of our Series B Preferred Stock. Pursuant to a registration rights agreement, we agreed to prepare and file with the SEC a registration statement covering the resale of the shares of our common stock issuable upon conversion of the Series B Preferred Stock, and issuable upon exercise of the warrants.

      In addition, 1,315,790 shares of outstanding common stock held by Biotech Growth N.V. are being registered herein pursuant to an investors’ rights agreement between us and certain investors dated August 23, 1999. We are also registering an additional 191,625 shares issuable upon exercise of warrants held by certain of the selling security holders pursuant to registration rights set forth in each such warrant agreement.

      We were incorporated in Delaware in November 1995. Our principal executive offices are located at 270 East Grand Avenue, South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

The Offering

Common stock to be offered by the selling stockholders	8,756,528 shares(1)

Common stock outstanding as of April 15, 2002	23,502,560 shares(2)

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock covered by this prospectus.

Nasdaq National Market symbol	VLGC

(1)	Includes (A) 4,407,899 shares issuable upon full conversion of Series B Preferred Stock, issued pursuant to the securities purchase agreement dated March 22, 2002, held by certain of the selling security holders plus (B) 2,841,214 shares issuable upon exercise of warrants granted March 22, 2002, held by certain of the selling security holders plus (C) 1,315,790 shares held by Biotech Growth N.V. that were acquired prior to our initial public offering in May 2000 plus (D) 191,625 shares issuable upon exercise of warrants granted to certain of the selling security holders who have rights to require us to register such shares.

(2)	Does not include shares of common stock issuable upon conversion of outstanding convertible securities or upon exercise of outstanding warrants or options.

RISK FACTORS

      Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related To Outstanding Preferred Stock And Warrants

We may be obligated to redeem our Series A and Series B Preferred Stock at a premium to the purchase price.

      Holders of our Series A Preferred Stock and Series B Preferred Stock have the right to require us to redeem for cash all of the Preferred Stock that they own. The redemption price for the Series A Preferred Stock is the greater of (i) 115% of the original purchase price plus 115% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A Preferred Stock are then convertible. The redemption price for the Series B Preferred Stock is the greater of (i) 120% of the original purchase price plus 120% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series B Preferred Stock are then convertible. The Series A Preferred Stock and Series B Preferred Stock are each redeemable by the holders of the respective series in any of the following situations:

•	If our common stock is not tradable on the NYSE, the AMEX, the Nasdaq National Market or the Nasdaq SmallCap market for an aggregate of twenty trading days in any nine month period

•	If we fail to remove a restrictive legend on any certificate representing any common stock issued to any holder of the series

•	If we fail to have sufficient shares of common stock reserved to satisfy conversions of the series

•	If we fail to honor requests for conversion, or if we notify any holder of the series of our intention not to honor future requests for conversion

•	Upon the institution of bankruptcy proceedings, the making of an assignment for the benefit of creditors or other similar event

•	If we sell all or substantially all of our assets, or if the control of our company changes

•	If we fail to pay any indebtedness in excess of $350,000 when due, or if there is any event of default under any agreement that is likely to have a material adverse effect on us

•	If 35% or more of our voting power is held by any one person, entity or group

•	If we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of the series

•	In the case of the Series B Preferred Stock only, if we fail to timely register for resale the shares underlying the Series B Preferred Stock or warrants issued to the holders of the Series B Preferred Stock in connection with the financing, pursuant to the terms of a registration rights agreement requiring such registration by June 23, 2002.

      Redemption of the Series A Preferred Stock or Series B Preferred Stock in any event described above would require us to expend a significant amount of cash that would substantially exceed the proceeds that we received in the private placement, could exceed our total available cash and cash equivalents and our ability to make such payment or raise additional capital. In addition, redemption of either series would likely trigger rights of the holders of the other series to redeem their shares as well, further endangering our financial position.

Our stockholders could experience substantial dilution as a result of the issuance of our two series of preferred stock and the related warrants.

      We sold 1,625 shares of Series A Preferred Stock in a private placement in 2001, initially convertible into approximately 6,372,561 shares of common stock. 787 of such shares had been converted as of April 15, 2002. We sold 1,005 shares of Series B Preferred Stock in a private placement in March 2002, initially convertible into approximately 4,407,899 shares of common stock. No such shares had been converted as of April 15, 2002. The issuance of the Series B Preferred Stock resulted in an adjustment to the conversion price, due to the provisions described in the following paragraph, of the Series A Preferred Stock so that the 838 shares of Series A Preferred Stock outstanding as of April 15, 2002 are as of such date convertible into approximately 3,675,439 shares of common stock (not including the conversion of accrued but unpaid premiums). The issuance of the Series B Preferred Stock also resulted in an adjustment to the exercise price and number of shares subject to the warrants granted in connection with the Series A Preferred Stock issuance, which were as of April 15, 2002 exercisable for approximately 3,919,970 shares at $2.28 per share. The warrants granted in connection with the sale of Series B Preferred Stock were as of April 15, 2002 exercisable for 2,841,214 shares of common stock, at an exercise price of $2.508 per share. Together, the common shares reserved for issuance upon conversion of the Series A Preferred Stock and Series B Preferred Stock, and upon exercise of the warrants referenced above, represent about 14,844,522 shares of common stock, or 63.2% of the outstanding shares of our common stock at April 15, 2002, issuable for an approximate effective price of $2.32 per share.

      Common stockholders have already experienced dilution as some of the holders of Series A Preferred Stock converted their shares to common stock. The potential for additional dilution increased further as a result of the private placement of Series B Preferred Stock and the issuance of warrants at the same time; which also caused an adjustment to the number of shares issuable to holders of Series A Preferred Stock and warrants they hold. Moreover, the number of shares of common stock that we may be required to issue upon conversion of the Series A Preferred Stock, and exercise of the warrants granted to holders of Series A Preferred Stock in connection with the issuance thereof, or otherwise in connection with those securities, can increase substantially in several events, including if:

•	We issue shares of stock for less than the conversion price of the Series A Preferred Stock ($2.28 as of April 15, 2002) or the exercise price of the warrants issued in connection with the issuance of the Series A Preferred Stock ($2.28 as of April 15, 2002), which could be more likely given that this sort of adjustment has already occurred, our stock price has been below $2.28, the historical volatility of our stock price and the recent volatility of stocks of companies in our industry and of the stock market in general

•	We fail to have sufficient shares of common stock reserved to satisfy conversions, exercises and other issuances

•	We fail to honor requests for conversion, or notify any holder of Series A Preferred Stock of our intention not to honor requests for conversion

•	We fail to grant shares upon exercise of the warrants

      We may also be required to issue shares of common stock without additional consideration in the event that we fail to redeem any shares of Series A Preferred Stock when required. We are also obligated to issue additional shares of common stock every six months to the holders of the Series A Preferred Stock, as “premium payments” as required by the terms of the Series A Preferred Stock. As of April 15, 2002, these issuances equal about 132 shares of common stock for every share of Series A Preferred Stock outstanding at the time the issuance is made. The number of shares we must issue increases every six months, starting with the fourth such issuance, by 44 shares of common stock for each share of Series A Preferred Stock, up to a maximum of 307 shares of common stock for every share of Series A Preferred Stock. (All of the previous share totals are based upon an assumed stock price of $2.28, but the actual number of shares will be based upon our stock price from time to time as of the payment dates.) In January 2002, we issued 72,884 shares of common stock to holders of Series A Preferred Stock sold on July 2, 2001 as the first premium payment on those shares. In March 2002, we issued 83,664 shares of common stock to holders of Series A Preferred Stock sold on September 27, 2001 as the first premium payment on those shares. If the 838 shares of the Series A Preferred Stock outstanding as of April 15, 2002 remain outstanding for five years following such date, we will issue as premium payments an additional 2,058,128 shares of common stock (again based on an assumed stock price of $2.28) to holders of the Series A Preferred Stock which is 8.8% of the shares of common stock outstanding as of April 15, 2002. We do not receive payment or other consideration for these issuances.

      All of the foregoing issuances of common stock are likely to be substantially dilutive to the outstanding shares of common stock, especially where, as described above, the shares of common stock are issued without additional consideration. Moreover, any increase in the number of shares of common stock we are required to issue resulting from anti-dilution protection, penalties or other adjustments to the conversion or exercise prices of the Series A Preferred Stock and/or the warrants held by Series A Preferred Stock holders will further increase the anticipated dilution to the outstanding holders of our common stock. We cannot predict whether or how many additional shares of our common stock will become issuable due to these provisions.

      Any such dilution, potential dilution, or increase in dilution or potential dilution, may result in a decrease in the value of the outstanding shares of our common stock. Such a decrease in value, the risk of dilution, any actual dilution, or any increase in potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in stock price of our common stock. This could prevent us from sustaining a per share price sufficient to enable us to maintain an active trading market on the Nasdaq National Market. In addition, any downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which would further contribute to a downward pricing of our common stock.

We may be required to obtain the consent of the holders of our preferred stock before taking corporate actions, which could harm our business.

      Our charter documents require us to obtain the consent of the holders of the Series A Preferred Stock and Series B Preferred Stock, each voting as a separate class, before we may issue securities that have senior or equal rights to the respective series, or if we incur unsecured indebtedness for borrowed money, or take other actions with respect to the respective series or other securities. We are also required to obtain the consent of the holders of the Series A Preferred Stock and Series B Preferred Stock, again each voting as a separate class, before we amend or modify our certificate of incorporation or bylaws to change any of the rights of the series. To obtain these consents, we would need to get consent from holders of a majority of the outstanding shares in the case of the Series A Preferred Stock, and from holders of 81% of the outstanding shares in the case of the Series B Preferred Stock.

      While these obligations may deter a potential acquirer from completing a transaction with us, they may also prevent us from taking corporate actions that would be beneficial to our stockholders and us, such as raising capital to operate our business or maintain our capitalization or per share price in attempts to maximize stockholder volume and liquidity. Even if we are not prevented from taking such actions, they might be more expensive to the company. This was the case with our financing in March 2002, when we issued our Series B Preferred Stock, because we had to grant additional warrants to holders of Series A Preferred Stock as a payment in order to secure their consent and waiver concerning the financing and the resulting impact on the Series A Preferred Stock.

Risks Related to our Company and its Business

We expect to incur future operating losses and may not achieve profitability as soon as expected, which may cause our stock price to fall.

      We have experienced significant operating losses each year since our inception and expect to incur substantial additional operating losses. We experienced net losses applicable to common stockholders of approximately $28.8 million, $38.9 million and $20.2 million in 2001, 2000 and 1999, respectively. As of

December 31, 2001, we had an accumulated deficit of approximately $79.0 million. We expect to continue to incur substantial operating losses primarily as a result of expected increases in expenses for:

•	Expanding patient sample processing capabilities

•	Research and product development costs

•	Sales and marketing

•	Additional clinical laboratory and research space and other necessary facilities

•	General and administrative costs

      If our history of operating losses continues, our stock price may fall and you may lose part or all of your investment.

If we need to raise additional capital and it is not available on commercially reasonable terms, our ability to operate our business may be diminished.

      We anticipate that our existing capital resources will enable us to maintain currently planned operations through at least December 31, 2002. However, we may need additional funding sooner than that. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders. To the extent operating and capital resources are insufficient to meet future requirements, including premium payments that we must make to the holders of our Series B Preferred Stock, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

Our testing products may not achieve market acceptance, which could limit our future revenue.

      Our ability to establish phenotypic resistance testing as the standard of care to guide and improve the treatment of viral diseases will depend on physicians’ and clinicians’ acceptance and use of phenotypic resistance testing. Phenotypic resistance testing is still relatively new. We cannot predict the extent to which physicians and clinicians will accept and use phenotypic resistance testing. They may prefer competing technologies and products such as genotypic testing. The commercial success of phenotypic resistance testing will require demonstrations of its advantages and potential economic value in relation to the current standard of care, as well as to genotypic testing. We have introduced two products using our proprietary PhenoSense technology, PhenoSense HIV and PhenoSense GT, which we began actively marketing in November 1999 and November 2001, respectively. We are still in the early stages of development of new products applying our PhenoSense technology to other viral diseases. If PhenoSense HIV or PhenoSense GT is not accepted in the marketplace, our ability to sell other PhenoSense products would be undermined. Market acceptance will depend on:

•	Our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies

•	Our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests

      If the market does not accept phenotypic resistance testing, or our PhenoSense products in particular, our ability to generate revenue will be limited.

Our revenues will be diminished if payors do not authorize reimbursement for our products.

      Government and third-party payors, which reimburse patients and healthcare providers for medical expenses, are attempting to contain or reduce the costs of healthcare. This could limit the price that we can charge for our products and hurt our ability to generate revenues. In the United States, federal and state government healthcare programs have been attempting to reduce costs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. Significant uncertainty exists as to the reimbursement status of new medical products like PhenoSense HIV, especially in light of any negative results from clinical studies. Third-party payors, including state payors and Medicare, are challenging the prices charged for medical products and services. If government and other third-party payors do not provide adequate coverage and reimbursement for PhenoSense or GeneSeq testing products, our revenues will be reduced.

If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

      We currently have 22 sales people and limited marketing resources. In order to commercialize our products effectively and to expand into additional markets, we must expand our sales and marketing capabilities or arrange with a third party to perform these services. We are currently taking steps in this direction, but we may not be able to do this successfully. If we enter into co-promotion or other marketing arrangements, our share of product revenues is likely to be lower than if we directly marketed and sold our products through our own sales force. If we fail to effectively commercialize our products our revenue will be reduced.

We have limited experience processing patient samples for our resistance tests and may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could result in lost revenue.

      Over the last year, we have begun to process a significant number of patient samples and are continuing to develop our quality-control procedures. In order to meet the projected demand for PhenoSense HIV, PhenoSense GT, GeneSeq HIV and other future resistance testing products, we will have to process many more patient samples than we are currently processing. We also have to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we need to develop and implement additional automated systems to perform our tests. We also need to, and may not be able to, develop more sophisticated software to support the automated tests, analyze the data generated by our tests, and report the results. Further, as we attempt to scale up our processing of patient samples, processing or quality control problems may arise. If we are unable to consistently process patient samples on a timely basis because of these or other factors, or if we encounter problems with our automated processes, our revenues will be limited. We have experienced periods during which our test results were delayed, which delayed delivery of results to our customers, and while we take steps to minimize the likelihood of future delays, future delays may nevertheless occur.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

      The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, our phenotypic and/or genotypic resistance testing products we develop using our proprietary technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our major competitors include manufacturers and distributors of phenotypic drug resistance technology, such as Tibotec-Virco and Specialty Laboratory. We also compete with makers of genotypic tests such as Applied Biosystems Group, Visible Genetics Inc. and laboratories performing genotypic testing as well as other genotypic testing referred to as virtual phenotyping. Each of these competitors is attempting to establish its test as the standard of care. Tibotec-Virco’s phenotypic test and genotypic tests have been commercially available for a longer time than has PhenoSense HIV or GeneSeq HIV. Genotypic tests are cheaper and generally faster than phenotypic resistance tests. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. Some of our competitors have substantially greater financial resources and research and development staffs than we do. In addition, some of our competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

We derive a significant portion of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

      Our revenues to date and for the foreseeable future consist almost exclusively of sales of our PhenoSense products. Sales to our largest two customers, Quest Laboratories and Hoffmann-La Roche Ltd. accounted for approximately 15% and 14%, respectively, of our total revenues for the year ended December 31, 2001. Unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchases, from these and our other large customers.

      While the level of sales to any specific customer is anticipated to vary from period to period, and even though we have increasingly sold through physicians and physician groups rather than laboratory partners as a percentage of our total sales, it is possible that we will continue to have significant customer concentration. Our customers are not typically required to purchase tests from us under long-term contracts, and may stop ordering tests from us at any time. The loss of any major customer, or a slowdown in the pace of increasing physician and physician group sales as a percentage of sales, or the delay of significant orders from any significant customer, even if only temporary, could have a significant impact on our ability to fund operations, generate cash from operations or achieve profitability and would have a material adverse impact on our liquidity, financial condition and results of operations.

Some of our vendors are our sole source of supply for certain of our testing materials, and there are limited sources and supplies of some of these materials, which could result in our inability to secure sufficient materials to conduct our business.

      We rely on a few vendors as our sole source of supply for various materials in our testing process. In some cases, there are no other available sources of materials that we require for our tests. In other instances, there are limited sources and limited supplies of necessary materials. Any extended interruption, delay or decreased availability of the supply of these materials could result in our failure to meet our customers’ demands, and prevent us from running our business as contemplated. We might also face significant additional expenditures if we are forced to find alternate sources of supplies, or change materials we use. If significant customer relationships were harmed by our failing to report test results on a timely basis, or another negative impact on our ability to procure necessary materials, then our operations and revenues could be adversely affected. Similarly, if our expenses were to increase dramatically as a result of changes to our relationships with vendors or ability to procure materials, it would make it more difficult for us to attain profitability, offer our tests at competitive prices, and continue our business as currently conducted or at all.

We are dependent on a license for technology we use in our resistance testing, and our business would suffer if the license was terminated, not renewed or not expanded.

      We license technology that we use in our PhenoSense and GeneSeq tests from Roche Molecular Systems, Inc. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. We believe that many of our competitors, including Tibotec-Virco and other resistance testing companies, also license this technology on non-exclusive terms. In order to maintain this license, however, we must pay royalties, make a semi-annual royalty report and participate in proficiency testing. If Roche Molecular Systems, Inc. were to terminate this license or this license was not renewed, or we were unable to expand the terms of this license to cover other products, we would have to change a portion of our testing methodology, which would halt our testing, at least temporarily, and cause us to incur substantial additional expenses.

The intellectual property underlying our technology and trade secrets may not be adequate, allowing third parties to use our technology or similar technologies, and thus reducing our ability to compete in the market.

      The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that we were the first to invent the technologies covered by our patent or pending patent applications; we were the first to file patent applications for these inventions; others will not independently develop similar or alternative technologies or duplicate any of our technologies; any of our pending patent applications will result in issued patents; any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties. Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these lawsuits or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue such litigation or to otherwise protect our patent rights. We also rely on unpatented trade secrets to protect our proprietary technology. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful or can not obtain necessary licenses, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims against our current or future products. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

      Our registered or unregistered trademarks or trade names such as the name PhenoSense, PhenoSense GT and GeneSeq may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercialize future enhancements to our products.

If we do not successfully introduce new products using our technology, we may not achieve profitability.

      We may not be able to develop and market new resistance testing products for HIV and other serious diseases, including hepatitis B and hepatitis C. Demand for these products will depend in part on the development by others of additional anti-viral drugs to fight these diseases. Physicians will likely use our resistance tests to determine which drug is best for a particular patient only if there are multiple drug treatment options. Several anti-viral drugs are in development but we cannot assure you that they will be approved for marketing, or if these drugs are approved that there will be a need for our resistance tests. If we are unable to develop and market resistance test products for other viral diseases, or if an insufficient number of anti-viral drug products are approved for marketing, we may not achieve profitability.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expense to attain and maintain compliance.

      The operation of our clinical laboratory facility is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to regulation by the state of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as we do now or as we may wish to in the future.

The FDA may impose medical device regulatory requirements on our tests, including possibly premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

      In the past, the FDA has not required that genotypic or phenotypic testing conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like ours, but which also stated the FDA is not currently requiring premarket approval for HIV monitoring home brew tests, provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter also asserted that our GeneSeq test is misbranded if test reports do not include a statement disclosing that the test has not been cleared or approved by the FDA. The FDA has indicated in discussions that the focus of the letter was our genotypic tests not our phenotypic tests, but there is no certainty its focus will remain narrow.

      We have had and plan to have additional discussions with the FDA related to its positions set forth in the letter. We have added the requested disclosure statement to our genotypic test reports. Once we begin using a different reagent in our tests, we believe the statement will no longer be required. In any event, we do not at this point believe the FDA will require us to take steps that materially affect our business or financial performance, but we cannot guarantee this will remain the case.

      We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of our tests. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require us to cease marketing tests until such approval is granted.

      In general, we cannot predict the extent of future FDA regulation of our business. We might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

Our information and other internal systems may not work effectively and as a result we may not be able to process orders, record transactions and meet our reporting obligations, which in turn could affect our ability to run our business efficiently or profitably.

      We have installed several new information systems, including enterprise resource and laboratory information systems. If our new information and internal systems do not work effectively, we may experience delays or failures in our operations. These delays or failures could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and ability to properly forecast earnings and cash requirements. Our current and planned systems, transaction processing, procedures and controls may not be adequate to support future operations. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial systems, transaction processing, procedures and controls.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us which will increase our expenses.

      Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

Our lack of operating experience may cause us difficulty in managing our growth and attracting and retaining skilled personnel, which could hinder our commercial efforts and impair our ability to compete.

      We have limited experience selling our products and processing patient samples. If our management is unable to manage our growth effectively, it is possible that our systems and our facilities may become inadequate. Our success also depends on our continued ability to attract and retain highly qualified management and scientific personnel. Competition for personnel is intense. We believe stock options are a critical component of motivating and retaining our key employees. As we mature as a public company, stock options may be less attractive to potential candidates for our management and scientific positions, and, therefore, it may be more difficult to fill those positions. If we cannot successfully attract and retain qualified personnel, our research and development efforts could be hindered and our ability to run our business effectively and compete with others in our industry will be harmed.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

      We were involved in a dispute with a significant stockholder and former officer. We settled the dispute in November 1999. In connection with the settlement, we purchased shares of our common stock held by him for $225,000 in cash, and allowed him to retain other shares that we had a right to repurchase. In 1999, we recorded $1.9 million in legal fees and costs related to this settlement, including a non-cash charge related to the common stock retained by him. In the future, our stockholders or former employees may bring further claims and we may have to spend significant additional resources and time. Even if we are eventually successful in our defense of any such claim, the time and money spent may prevent us from operating our business effectively or profitably or may distract our management.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet analysts’ estimates of operating results or financial performance, causing our stock price to fall.

      If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. In addition, our cost of product revenue could also fluctuate significantly due to variations in the demand for our product and the relatively fixed costs to produce it. We cannot accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. It is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors, as they have been in the past. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

If a natural disaster strikes our clinical laboratory facility, we would be unable to receive and or process our customers’ samples for a substantial amount of time and we would lose revenue.

      We rely on a single clinical laboratory facility to process patient samples for our tests, which are received via delivery service or mail, and have no alternative facilities. We will also use this facility for conducting other tests we develop, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratory and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our processing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since our clinical laboratory is located in South San Francisco, California, an earthquake-prone area. In the event our existing clinical laboratory facility or equipment is affected by man-made or natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform our tests and we would lose revenue.

Terrorist acts and acts of war may seriously harm our business and financial condition.

      Terrorists acts or acts of war (wherever located around the world) may cause damage or disruption to our company, its employees, facilities, partners, suppliers, distributors and resellers, and customers, which could significantly impact our revenues, costs and expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 and the potential for future attacks have created many economic and political uncertainties, some of which may materially harm our business and results of operations in ways that cannot presently be predicted. In addition, as our headquarters and our significant patient populations are located in major metropolitan areas of the United States, we may be impacted by actions against United States. Depending on severity and location, such acts could impact our ability to receive shipments of patient samples or result in a substantial reduction in the number of ordered tests due to the inability of patients to get to their physicians. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Concentration of ownership among some of our stockholders may prevent other stockholders from influencing significant corporate decisions.

      At April 15, 2002, close to 40% of our common stock was beneficially held by a small number of stockholders including our directors, entities affiliated with our directors and former directors, and our executive officers. In addition, our Series A Preferred Stock and Series B Preferred Stock, described elsewhere, are held by a small number of stockholders, some of whom also own shares of our common stock. Consequently, a small number of our stockholders may be able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in our control at a premium price if these stockholders oppose it. There are also certain approval rights of the Series A Preferred Stock and Series B Preferred Stock, and the few holders of those shares could prevent certain important corporate actions by not approving those actions.

Our stock price may be volatile, and our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely since we became a publicly traded company. The following factors, in addition to other risk factors described in this section, may have a significant adverse impact on the market price of our common stock:

•	Announcements of technological innovations or new commercial products by our competitors

•	Results from clinical studies

•	Developments concerning proprietary rights, including patents

•	Publicity regarding actual or potential medical results relating to products under development by our competitors

•	Regulatory developments in the United States and foreign countries

•	Changes in payor reimbursement policies

•	Litigation

•	Economic and other external factors or other disaster or crisis

•	Period-to-period fluctuations in financial results

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants and upon the conversion of the Series A Preferred Stock and Series B Preferred Stock, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may have an adverse effect on the price of our common stock and may impair our ability to raise capital in the future. During 2001, our stock fluctuated between a low of $1.00 to a high of $9.50.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

      Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, or merger in which we are not the surviving company or changes in our management. The Series A and B Preferred Stock also have certain voting rights relating to any such transactions. In the case of the Series B Preferred Stock, certain actions require a vote of 81% of the outstanding Series B Preferred Stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

•	the market acceptance of our resistance testing products;

•	the effectiveness of our competition’s existing products and new products;

•	the ability to effectively manage growth; and

•	the risks associated with our dependence on patents and propriety rights.

      Because the risk factors referred to above, as well as the risk factors beginning on page 3 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

Background

      Pursuant to a securities purchase agreement dated March 22, 2002 among us and certain of the selling security holders, we issued and sold, for an aggregate purchase price of $10.05 million:

•	an aggregate of 1,005 shares of Series B Preferred Stock, convertible into that number of shares of our common stock as determined in accordance with this formula:

number of shares of common stock =	$10,000 conversion price	× number of shares of preferred stock

      (the conversion price is initially $2.28 per share, but is subject to adjustment); and

•	warrants to purchase an aggregate of 2,203,953 shares of our common stock at an initial exercise price of $2.508 per share, subject to adjustment, which warrants are exercisable at the election of the selling security holder beginning on September 26, 2002.

Also, in connection with this financing, we granted additional warrants to purchase an aggregate of 637,261 shares of our common stock at an initial exercise price of $2.508 per share, subject to adjustment, to holders of Series A Preferred Stock. These warrants are also exercisable beginning on September 26, 2002.

      Pursuant to a registration rights agreement, we agreed to prepare and file with the SEC a registration statement covering the resale of the shares of our common stock issuable upon conversion of the Series B Preferred Stock, and issuable upon exercise of the warrants granted in connection with the financing described above to the holders of the Series A Preferred Stock and the Series B Preferred Stock. In addition, 1,315,790 shares of outstanding common stock held by Biotech Growth N.V. are being registered herein pursuant to an investors’ rights agreement between us and certain investors dated August 23, 1999. We are also registering an additional 191,625 shares issuable upon exercise of warrants held by certain of the selling security holders (with exercise prices ranging from $2.28 per share to $8.00 per share) pursuant to registration rights set forth in each such warrant agreement.

Table

      The table below presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. The shares of common stock covered, as to their resale, under this prospectus include some shares issued and outstanding, and additional shares issuable (i) upon conversion of the Series B Preferred Stock, including any additional shares issuable upon adjustments to the conversion price of the Series B Preferred Stock and (ii) upon exercise of warrants, including any additional shares issuable upon adjustments to the exercise price of the warrants.

      The number of shares set forth in the table represents the number of shares of common stock to be offered by the selling security holders and includes:

•	4,407,899 shares of common stock issuable upon conversion of the Series B Preferred Stock held by such selling security holders as of March 25, 2002, based on a conversion price of $2.28 per share;

•	2,841,214 shares of common stock issuable upon exercise of the warrants granted in connection with the issuance of Series B Preferred Stock held by such selling security holders as of March 25, 2002, based on an exercise price of $2.508 per share;

•	1,315,790 shares of common stock held by Biotech Growth N.V.; and

•	191,625 shares of common stock issuable upon exercise of other warrants held by certain of the selling security holders.

      This table is prepared based on information supplied to us by the listed selling security holders. The term “selling security holders” includes the security holders listed below and their transferees, pledgees, donees or other successors. The table assumes that the selling security holders sell all of the shares offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

      The applicable percentages of ownership are based on an aggregate of 23,502,560 shares of our common stock issued and outstanding on April 15, 2002. The number of shares beneficially owned by the selling security holders is determined under rules promulgated by the SEC.

      No holder of Series A Preferred Stock or warrants issued in connection with the Series A Preferred Stock financing is entitled to convert any shares of Series A Preferred Stock into, or exercise any such warrants for, common stock, or dispose of any shares of Series A Preferred Stock or any portion of any such warrants, to the extent that such right to effect such conversion, exercise or disposition would result in the holder or any of its affiliates together beneficially owning more than 4.99% of the outstanding shares of common stock. In addition, no holder of Series B Preferred Stock or warrants issued in connection with the Series B Preferred Stock financing is entitled to convert any shares of Series B Preferred Stock into, or exercise any such warrants for, common stock, or dispose of any shares of Series B Preferred Stock or any portion of any such warrants, to the extent that such right to effect such conversion, exercise or disposition would result in the holder or any of its affiliates together beneficially owning more than the greater of (a) 4.99% of the outstanding shares of common stock or (b) that percentage of the outstanding shares of common stock held by such holder and its affiliates immediately prior to the date on which the Series B Preferred Stock was issued. In addition, shares of common stock acquirable upon exercise of warrants that are not exercisable within 60 days of April 15, 2002 are included in the shares being offered, but not considered to be beneficially owned pursuant to the rules promulgated by the SEC. Therefore, the number of shares that the holders of Series A Preferred Stock and Series B Preferred Stock may sell pursuant to this prospectus may exceed the number of shares of common stock either of them would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Number of	Owned After Offering
			Shares Being
Security Holders	Number	Percent	Offered	Number	Percent

DMG Legacy International Ltd.(1)	1,064,755	4.46%	526,317	713,877	2.97%
DMG Legacy Institutional Fund LLC(2)	952,544	3.99%	592,106	557,807	2.32%
DMG Legacy Fund LLC(3)	283,395	1.2%	197,369	151,816	*
SDS Merchant Fund, L.P.(4)	1,234,372	4.99%	2,361,456	1,019,737	3.79%
JALAA Equities, L.P.(5)	219,299	*	328,949	0	0%
Biotech Growth N.V.(6)	3,804,709	16.05%	1,315,790	2,488,919	10.50%
Biotech Target N.V.(7)	877,193	3.6%	1,315,790	0	0%
Xmark Fund, L.P.(8)	127,193	*	190,790	0	0%
Xmark Fund, Ltd.(9)	311,404	1.31%	467,106	0	0%
William J. Piedemonte(10)	112,930	*	32,895	91,000	*
City of Milford Pension & Retirement Fund(11)	269,189	1.14%	263,159	93,750	*
Public Employee Retirement System of Idaho(12)	1,003,509	4.24%	230,264	850,000	3.58%
City of Stamford Firemen’s Pension Fund(13)	200,779	*	92,106	139,375	*
Morgan Trust Co. of the Bahamas Ltd. as Trustee U/A/D 11/30/93(14)	138,849	*	59,211	99,375	*
Mary I. Estabil(15)	7,511	*	6,579	3,125	*
Robert K. Winters(16)	4,386	*	6,579	0	0%

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Number of	Owned After Offering
			Shares Being
Security Holders	Number	Percent	Offered	Number	Percent

S.A.C. Capital Associates, LLC(17)	1,234,372	4.99%	137,256	1,241,581	4.99%
Narragansett I, L.P.(18)	669,955	2.77%	64,706	669,955	2.76%
Narragansett Offshore, Ltd.(19)	1,234,372	4.99%	131,373	1,241,272	4.99%
Castle Creek Healthcare Partners LLC(20)	519,434	2.16%	29,412	519,434	2.16%
CCL Fund LLC(21)	519,434	2.16%	29,412	519,434	2.16%
Crestwood Capital Partners(22)	808,335	3.36%	86,275	808,335	3.35%
Crestwood Capital International(23)	453,222	1.90%	48,628	453,222	1.9%
Crestwood Capital Partners II(24)	89,257	*	9,412	89,257	*
Bridgewood Capital Partners(25)	104,184	*	12,550	104,184	*
Anvers HealthCare Investors L.P.(26)	251,652	1.07%	19,608	251,652	1.06%
Anvers II L.P.(27)	24,124	*	3,922	24,124	*
Anvers L.P.(28)	36,186	*	5,883	36,186	*
GATX Financial Corporation(29)	20,900	*	20,900	0	0%
MM Ventures(30)	13,933	*	13,933	0	0%
CIBC World Markets Corp.(31)	100,219	*	100,000	219	*
Pentech Financial Services, Inc.(32)	26,792	*	26,792	0	0%
Aspen Capital Partners, Inc.(33)	30,000	*	30,000	0	0%

*	less than 1%

(1)	Includes 713,877 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 350,878 shares of common stock issuable upon conversion of 80 shares of Series B Preferred Stock and 175,439 shares of common stock issuable upon exercise of a warrant. DMG Advisors LLC, the investment advisor of DMG Legacy International Ltd., exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy International Ltd. is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy International Ltd.

(2)	Includes 557,807 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 394,737 shares of common stock issuable upon conversion of 90 shares of Series B Preferred Stock and 197,369 shares of common stock issuable upon exercise of a warrant. DMG Advisors LLC, the investment advisor of DMG Legacy Institutional Fund, exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy Institutional Fund is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy Institutional Fund.

(3)	Includes 151,816 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 131,579 shares of common stock issuable upon conversion of 30 shares of Series B Preferred Stock and 65,790 shares of common stock issuable upon exercise of a warrant. DMG Advisors LLC, the investment advisor of DMG Legacy Fund LLC, exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy Fund LLC is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy Fund LLC.

(4)	The number of shares beneficially owned prior to the offering reflects the limitation on beneficial ownership described above. The number of shares being offered consists of 1,535,088 shares of common stock issuable upon conversion of 350 shares of Series B Preferred Stock and 826,368 shares of common stock issuable upon exercise of warrants. SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, LP, exercises dispositive and voting power with respect to the shares of common stock that SDS Merchant Fund, LP is offering in this prospectus. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Derby disclaims beneficial ownership of the shares of our common stock owned by SDS Merchant Fund, LP.

(5)	The number of shares beneficially owned prior to the offering consists of 219,299 shares of common stock beneficially owned by the selling security holder. The number of shares being offered consists of 219,299 shares of common stock issuable upon conversion of 50 shares of Series B Preferred Stock and 109,650 shares of common stock issuable upon exercise of a warrant. Jason M. Aryeh, the General Partner of JALAA Equities, L.P., exercises dispositive and voting power with respect to the shares of common stock that JALAA Equities, L.P. is offering in this prospectus. Mr. Aryeh disclaims beneficial ownership of the shares of our common stock owned by JALAA Equities, L.P.

(6)	The number of shares beneficially owned prior to the offering consists of 3,804,709 shares of common stock which includes the shares being offered and an additional 2,488,919 shares of common stock beneficially owned by the selling security holder. Biotech Growth N.V. is a wholly-owned subsidiary of BB Biotech AG. Accordingly, BB Biotech AG may be deemed to be the indirect beneficial owner of our common stock held directly or indirectly by Biotech Growth N.V.

(7)	The number of shares being offered consists of 877,193 shares beneficially owned as of April 15, 2002 plus an additional 438,597 shares that the selling security holder may acquire upon exercise of a warrant beginning September 26, 2002. Biotech Target N.V. is a wholly-owned subsidiary of BB Biotech AG. Accordingly, BB Biotech AG may be deemed to be the indirect beneficial owner of our common stock held directly or indirectly by Biotech Target N.V.

(8)	The number of shares being offered consists of 127,193 shares beneficially owned as of April 15, 2002 plus an additional 63,597 shares that the selling security holder may acquire upon exercise of a warrant beginning September 26, 2002. Brown Simpson Asset Management, LLC, the Investment Manager of Xmark Fund, L.P., exercises dispositive and voting power with respect to the shares of common stock that Xmark Fund, L.P. is offering in this prospectus. Mitchell D. Kaye is the managing member of Brown Simpson Asset Management, LLC and Mr. Kaye disclaims beneficial ownership of the shares of our common stock owned by Xmark Fund, L.P.

(9)	The number of shares being offered consists of 311,404 shares beneficially owned as of April 15, 2002 plus an additional 155,702 shares that the selling security holder may acquire upon exercise of a warrant beginning September 26, 2002. Brown Simpson Asset Management, LLC, the Investment Manager of Xmark Fund, Ltd. exercises dispositive and voting power with respect to the shares of common stock that Xmark Fund, Ltd. is offering in this prospectus. Mitchell D. Kaye is the managing member of Brown Simpson Asset Management, LLC and Mr. Kaye disclaims beneficial ownership of the shares of our common stock owned by Xmark Fund, Ltd.

(10)	Includes 91,000 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 21,930 shares of common stock issuable upon conversion of 5 shares of Series B Preferred Stock and 10,965 shares of common stock issuable upon exercise of a warrant.

(11)	Includes 93,750 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 175,439 shares of common stock issuable upon conversion of 40 shares of Series B Preferred Stock and 87,720 shares of common stock issuable upon exercise of a warrant. Zesiger Capital Group LLC, the investment advisor of City of Milford Pension & Retirement Fund, exercises dispositive and voting power with respect to the shares of common stock that City of Milford Pension & Retirement Fund is offering in this prospectus. Zesiger Capital Group LLC disclaims beneficial ownership of the shares of our common stock owned by City of Milford Pension & Retirement Fund.

(12)	Includes 850,000 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 153,509 shares of common stock issuable upon conversion of 35 shares of Series B Preferred Stock and 76,755 shares of common stock issuable upon exercise of a warrant. Zesiger Capital Group LLC, the investment advisor of Public Employee Retirement System of Idaho, exercises dispositive and voting power with respect to the shares of common stock that Public Employee Retirement System of Idaho is offering in this prospectus. Zesiger Capital Group LLC disclaims beneficial ownership of the shares of our common stock owned by Public Employee Retirement System of Idaho.

(13)	Includes 139,375 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 61,404 shares of common stock issuable upon conversion of 14 shares of Series B Preferred Stock and 30,702 shares of common stock issuable upon exercise of a warrant. Zesiger Capital Group LLC, the investment advisor of City of Stamford Firemen’s Pension Fund, exercises dispositive and voting power with respect to the shares of common stock that City of Stamford Firemen’s Pension Fund is offering in this prospectus. Zesiger Capital Group LLC disclaims beneficial ownership of the shares of our common stock owned by City of Stamford Firemen’s Pension Fund.

(14)	Includes 99,375 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 39,474 shares of common stock issuable upon conversion of 9 shares of Series B Preferred Stock and 19,737 shares of common stock issuable upon exercise of a warrant. Zesiger Capital Group LLC, the investment advisor of Morgan Trust Co. of the Bahamas Ltd., exercises dispositive and voting power with respect to the shares of common stock that Morgan Trust Co. of the Bahamas Ltd. is offering in this prospectus. Zesiger Capital Group LLC disclaims beneficial ownership of the shares of our common stock owned Morgan Trust Co. of the Bahamas Ltd.

(15)	Includes 3,125 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 4,386 shares of common stock issuable upon conversion of 1 share of Series B Preferred Stock and 2,193 shares of common stock issuable upon exercise of a warrant.

(16)	Consists of 4,386 shares of common stock issuable upon conversion of 1 share of Series B Preferred Stock and 2,193 shares of common stock issuable upon exercise of a warrant.

(17)	The number of shares beneficially owned before and after the offering reflects the application of the limitation on beneficial ownership described above. The number of shares being offered consists of 137,256 shares of common stock issuable upon exercise of a warrant. S.A.C. Capital Advisors, LLC, the investment advisor to S.A.C. Capital Associates, LLC, exercises dispositive and voting power with respect to the shares of common stock that S.A.C. Capital Associates, LLC is offering in this prospectus. Mr. Steven A. Cohen is the managing member and controls S.A.C. Capital Advisors, LLC. SDS Capital Partners, LLC may act as an advisor to S.A.C. Capital Advisors, LLC in connection with the shares of our common stock owned by S.A.C. Capital Associates, LLC. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Cohen, SDS Capital Partners, LLC and Mr. Derby disclaim beneficial ownership of the shares of our common stock owned by S.A.C. Capital Associates, LLC.

(18)	Includes 669,955 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 64,706 shares of common stock issuable upon exercise of a warrant. LEO Holdings, LLC, the investment advisor to Narragansett I, LP, exercises dispositive and voting power with respect to the shares of common stock that Narragansett I, LP is offering in this prospectus. Mr. Joseph L. Dowling, III is the managing member of LEO Holdings, LLC. Mr. Dowling disclaims beneficial ownership of the shares of our common stock owned by Narragansett I, LP.

(19)	The number of shares beneficially owned before and after the offering reflects the application of the limitation on beneficial ownership described above. The number of shares being offered consists of 131,373 shares of common stock issuable upon exercise of a warrant. LEO Holdings, LLC, the investment advisor to Narragansett Offshore, Ltd., exercises dispositive and voting power with respect to the shares of common stock that Narragansett Offshore, Ltd. is offering in this prospectus.

Mr. Joseph L. Dowling, III is the managing member of LEO Holdings, LLC. Mr. Dowling disclaims beneficial ownership of the shares of our common stock owned by Narragansett Offshore, Ltd.

(20)	Includes 519,434 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 29,412 shares of common stock issuable upon exercise of a warrant. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares of common stock that Castle Creek Healthcare Partners, LLC is offering in this prospectus; accordingly, Castle Creek Partners, LLC may be considered to beneficially own such shares. Castle Creek Partners, LLC disclaims this beneficial ownership. Mr. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares of our common stock owned by Castle Creek Healthcare Partners, LLC.

(21)	Includes 519,434 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 29,412 shares of common stock issuable upon exercise of a warrant. CCL Fund LLC is offering under this prospectus 29,412 shares of common stock issuable upon exercise of a warrant. As investment manager under a management agreement, Castle Creek Life Science Partners LLC may exercise dispositive and voting power with respect to the shares of common stock that CCL Fund, LLC is offering in this prospectus; accordingly, Castle Creek Life Science Partners LLC may be considered to beneficially own such shares. Castle Creek Life Science Partners LLC disclaims this beneficial ownership. Mr. Daniel Asher and Dr. Nathan Fischel are the managing members of Castle Creek Life Science Partners LLC. Mr. Asher and Dr. Fischel disclaim beneficial ownership of the shares of our common stock owned by CCL Fund, LLC.

(22)	Includes 808,335 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 86,275 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Crestwood Partners, LP, exercises dispositive and voting power with respect to the shares of common stock that Crestwood Partners, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Partners, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Partners, LP.

(23)	Includes 453,222 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 48,628 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Crestwood Capital International, LTD., exercises dispositive and voting power with respect to the shares of common stock that Crestwood Capital International, LTD. is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Capital International, LTD. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Capital International, LTD.

(24)	Includes 89,257 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 9,412 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Crestwood Partners II, LP, exercises dispositive and voting power with respect to the shares of common stock that Crestwood Partners II, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Partners II, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Partners II, LP.

(25)	Includes 104,184 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 12,550 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Bridgewood Capital Partners, LP, exercises dispositive and voting power with respect to the shares of common stock that Bridgewood Capital Partners, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Bridgewood Capital Partners, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Bridgewood Capital Partners, LP.

(26)	Includes 251,652 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 19,608 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Anvers HealthCare Investors, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers HealthCare Investors, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers HealthCare Investors, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers HealthCare Investors, LP.

(27)	Includes 24,124 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 3,922 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Anvers II, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers II, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers II, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers II, LP.

(28)	Includes 36,186 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 5,883 shares of common stock issuable upon exercise of a warrant. FSIP, LLC, the general partner of Anvers, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers, LP.

(29)	Consists of shares of common stock issuable upon exercise of a warrant.

(30)	Consists of shares issuable upon exercise of a warrant.

(31)	Includes 219 shares of common stock beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 100,000 shares of common stock issuable upon exercise of a warrant.

(32)	Consists of shares of common stock issuable upon exercise of warrants.

(33)	Consists of shares of common stock issuable upon exercise of warrants.

      Anders Hove, M.D., who is affiliated with BB Biotech AG, was a member of our Board of Directors until March 2002. Albert Zesiger is a principal at Zesiger Capital Group LLC, which is affiliated with several of the selling security holders. Mr. Zesiger was a member of our Board of Directors until September 2000. Other than Dr. Hove and Mr. Zesiger, to our knowledge, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

      The shares may be sold or distributed from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered in this prospectus. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling security holders may sell the shares registered here in one or more of the following methods:

•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

      The selling security holders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling security holder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling security holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

      Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling security holders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling security holders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information.

      Under agreements which may be entered into by the selling security holders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling security holders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in certain circumstances, the selling security holders and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling security holders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

      Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

      The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

      We will pay all reasonable costs and expenses incurred by us or the selling security holders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling security holders.

      We agreed with the selling security holders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the security holders. All proceeds from the sale of the shares will be for the accounts of the security holders.

LEGAL MATTERS

      Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

      The financial statements of ViroLogic, Inc. appearing in ViroLogic, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov. Reports, proxy and information statements and other information concerning us may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

      We incorporate by reference the documents listed below, except as superseded or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	our Notice of Annual Meeting and Proxy Statement for our Annual Meeting of Stockholders to be held on May 16, 2002;

•	our Current Report on Form 8-K filed with the SEC on March 26, 2002;

•	All other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to in (1) above;

•	the description of our common stock in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed on April 17, 2000, including any amendments or reports filed for the purpose of updating this description; and

•	All of the filings pursuant to the Securities Exchange Act of 1934 after the date of filing of the original registration statement and prior to effectiveness of the registration statement.

      The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or phone number:

Secretary
Virologic, Inc.
270 East Grand Avenue
San Francisco, CA 94080
Telephone: (650) 635-1100

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

8,756,528 Shares

Common Stock

VIROLOGIC, INC.

PROSPECTUS

April 29, 2002